

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2010

Via Facsimile (404) 253-8758 and U.S. Mail

Justin R. Howard, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309

>   **RE: Authentec, Inc.**
>   **Soliciting Materials filed pursuant to Rule 14a-12**
>   **Filed April 15, 2010**
>   **File No. 001-33552**

Dear Mr. Howard:

     We have reviewed the above-referenced filing and have the following comments.

1.   Please provide us supplementally with the reports from ISS, Glass Lewis and Proxy
       Governance.

Closing Information

     Please direct any questions to me at (202) 551-3619. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

>   Sincerely,

>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers & Acquisitions